

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 8, 2018

Via E-mail
Todd C. Buxton
Chief Executive Officer
Alpha Investment Inc.
200 East Campus View Blvd., Suite 200
Columbus, OH 43235

> **Re:** **Alpha Investment Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 25, 2018**
> **File No. 333-221183**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **File No. 333-198772**

Dear Mr. Buxton:

We have reviewed your amended registration statement and Form 10-K for the fiscal year ended December 31, 2017 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 5, 2018 letter.

General

1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please provide us with a supplemental detailed analysis of:

    *   the specific exemption that you intend to rely on; and

    *   how your investment strategy and business model will support that exemption.

Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis. We will refer your response to the Division of Investment Management for further review.

2.   Please amend to include a consent from Soles, Heyn & Company for the inclusion of their audit report as an exhibit to the filing.

3.   We note your response to comment 2 and reissue the comment. The company plans to offer loans secured by real estate and intends to acquire and manage commercial first mortgage loans and commercial mortgage backed securities. The company's business appears to be primarily that of holding and acquiring interests in real estate; therefore, the company's registration of securities in this offering should be on Form S-11. Please revise accordingly.

Capitalization, page 21

4.   Please remove the impact of the 33,333,333 maximum shares to be offered from your pro forma as adjusted capitalization table, as it is not factually supportable. This is a best efforts offering with no minimum share subscription necessary to consummate the sale of any of the shares or to utilize the proceeds therefrom.

Dilution, page 21

5.   Please revise the table on page 22 to accurately reflect:

 • the percentages associated with shares purchased by existing stockholders and new investors
 • the total amount of consideration paid by existing stockholders and new investors
 • the percentages associated with consideration paid by existing stockholders and new investors, and
 • the average price paid per share by existing stockholders and new investors.

Proposed Business

Plan of Operation, page 27

6.   We note your response to prior comment 6 and we reissue the comment. The disclosure on page 27 states that you intend to "furnish[] capital to [y]our new correspondent lenders to make Loans through their platforms primarily to borrowers such as commercial real estate developers and speculators, business owners, landlords and owners of core assets when traditional financing is unavailable to such borrowers for acquisitions, refinancing of commercial property loans and other asset backed transactions." Please revise your disclosure to identify the lenders and describe in greater detail the platforms to which you refer. In doing so, please describe the nature of any agreements that you have with the lenders.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

7.   In your Form S-1 and Form 10-K, we note multiple inconsistencies between amounts disclosed in your MD&A and the amounts disclosed in your financial statements and notes thereto. Please perform a thorough review to correct these inconsistencies prior to your next amendment.

Results of Operations, page 31

8.   In your Form S-1 and Form 10-K, we note that you are amortizing $420,000 of broker fees paid to Omega Commercial Financial Corp over the life of the related loans. Please tell us how you recorded the deferred expense on your balance sheet.

Related Party Transactions, page 36

9.   In your Form S-1 and Form 10-K, we note several inconsistencies with your disclosures regarding related party transactions on pages 36 and 37 of the Form S-1 as compared to your disclosures in Note 3 to the financial statements. Specifically, the terms of the loan agreements with PSHL and PSPC and the amounts outstanding under these agreements do not agree to what is disclosed in Note 3. Please advise or revise.

Report of Independent Registered Public Accounting Firm, page F-2

10.   We note that you have retained a new auditor for the audit of your 2017 financial statements but did not file a Form 8-K to report a change in your certifying accountant as required by Item 4.01 of Form 8-K. Please advise.

Balance Sheets, page F-4

11.   In your Form S-1 and Form 10-K, please tell us why you have not classified the Series 2018 Convertible Preferred Stock as a liability given its mandatory redemption provisions discussed on page F-15.

Statement of Changes in Shareholders' Equity (Deficit), page F-6

12.   In your Form S-1 and Form 10-K, please include a reconciliation of the beginning balance and ending balance of equity items classified outside of permanent equity for each period an income statement is required to be filed. This reconciliation may be provided on the face of the statement of changes in shareholders' equity, in a separate statement or in a note to the financial statements.

Todd C. Buxton
Alpha Investment Inc.
May 8, 2018
Page 4

<u>Item 16. Exhibits</u>

13.   We note the exclusive forum provision included in Exhibit 10.4. Please advise whether this provision will apply to investors in the direct offering being registered in the registration statement. If so, please add risk factor disclosure in the prospectus regarding the exclusive forum provision. Please address, without limitation, how the exclusive forum provision may impact the rights of shareholders, the reasons for adopting the exclusive forum provision, and any questions as to enforceability of the exclusive forum provision under Florida law.

        You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3233 with any other questions.

                                            Sincerely,

                                            /s/ Tom Kluck

                                            Tom Kluck
                                            Special Counsel

cc: Dale S. Bergman
       Gutierrez Bergman Boulris PLLC